HSBC USA INC.
2yr S&P 500® Semi-Annual Auto-Callable Buffer Note

Filed Pursuant to Rule 433
Registration No. 333-158385
April 7, 2009

FREE WRITING PROSPECTUS
(To Prospectus dated April 2, 2009
Prospectus Supplement dated April 3, 2009,
and Product Supplement April 3, 2009)

The notes are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. This debt is not guaranteed under the Federal Deposit Insurance Corporation's Temporary Liquidity Guarantee Program.

INDICATIVE TERMS

Issuer	HSBC USA Inc.
Issue	2yr Semi-Annual Auto-Callable Note
Issuer Rating	AA- (S&P), A1 (Moody's)[1]
Denomination	US Dollars (USD)
Trade Date	April 27, 2009
Pricing Date	April 27, 2009
Settlement Date	April 30, 2009 (expected)
Final Valuation Date	April 27, 2011 (expected)
Maturity Date	May 2, 2011
Issue Price	$1,000 per Note (100.00%)
Underlying Index	S&P 500® Index
Auto Redemption Feature	Semi-annually, the notes will be subject to early redemption if the index level as of the relevant auto redemption valuation date is greater than the call level.
Call Level	90% of the index starting level
Coupon upon Auto-Redemption	[10 – 15]% per annum
Auto-Redemption Amount	100% of principal amount plus coupon
Buffer Amount	10.00%. Your principal is protected up to a 10.00% decline in the level of the reference asset over the term of the notes.
Index Starting Level	The index level as determined by the calculation agent on the pricing date
Index Ending Level	The index level as determined by the calculation agent on the final valuation date
Minimum Denomination	$1,000 and increments of $1,000 thereafter subject to a minimum issuance amount of $1 million
CUSIP	4042K0WK7

1 A credit rating reflects the creditworthiness of HSBC USA Inc. and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. The notes themselves have not been independently rated. Each rating should be evaluated independently of any other rating.

Notes Description

The 2yr Semi-Annual Auto-Callable Buffer Note will redeem early at full principal plus a coupon if the S&P 500® finishes a semi-annual period above 90% of its initial level. At maturity, if the note has not already been redeemed, the note will be protected on the first 10% of declines in the Index.

Index Description

Standard and Poor's 500 Index is a capitalization-weighted index of 500 stocks. The index is designed to measure performance of the broad domestic economy through changes in the aggregate market value of 500 stocks representing all major industries.

Highlights

- *Return Potential:* The notes will pay the auto-redemption amount that includes a premium (i.e. the principal amount plus a coupon equivalent to 10-15% per annum) even if the Index is down up to 10%, exclusive, on a call date

- *Early Redemption Potential:* The note can be called prior to the 2yr maturity allowing the proceeds to be re-deployed as appropriate in current market conditions

- *Partial Principal Protection:* If held to maturity, the notes are protected on the first 10% of declines in the Index



PAYOFF SCENARIOS (Assuming 12% Coupon upon Auto-Redemption)

	Call Observation Date 1 end of 6 months	Call Observation Date 2 end of 12 months	Call Observation Date 3 end of 18 months	Call Observation Date 4 end of 24 months
Scenario 1	**SPX > 90% of Initial Note Called at Par +6%**			
Scenario 2	SPX < 90% of Initial Note Continues	**SPX > 90% of Initial Note Called at Par +12%**		
Scenario 3	SPX < 90% of Initial Note Continues	SPX < 90% of Initial Note Continues	**SPX > 90% of Initial Note Called at Par +18%**	
Scenario 4	SPX < 90% of Initial Note Continues	SPX < 90% of Initial Note Continues	SPX < 90% of Initial Note Continues	**SPX > 90% of Initial Note Called at Par +24%**
Scenario 5	SPX < 90% of Initial Note Continues	SPX < 90% of Initial Note Continues	SPX < 90% of Initial Note Continues	**SPX < 90% of Initial Note loses 1 for 1 below 90%**

INVESTOR SUITABILITY

The notes may be suitable for you if:

- You believe the level of the reference asset will increase moderately—meaning that you believe the level of the reference asset will increase over the term of the notes, but do not believe such appreciation is likely to exceed [10.00 -15.00]% per Annum
- You are willing to make an investment that is exposed to 90% of the downside performance risk of the reference asset.
- You are willing to forego dividends paid on the stocks included in the reference asset.
- You do not seek current income from this investment.
- You are willing to hold the notes to maturity.
- You are willing to invest in the notes based on the fact that your maximum potential return is [10.00 – 15.00]% per annum.
- You do not seek an investment for which there is an active secondary market.

The notes may not be suitable for you if:

- You do not believe the level of the reference asset will increase over the term of the notes, or you believe the level of the reference asset will increase by more than [10.00 - 15.00]% per annum.
- You are unwilling to make an investment that is exposed to 90% of the downside performance risk of the reference asset.
- You seek an investment that is exposed to the full potential appreciation of the reference asset, without an auto redemption feature.
- You prefer to receive the dividends paid on any stocks included in the reference asset.
- You seek current income from this investment.
- You are unable or unwilling to hold the notes to maturity.
- You seek an investment for which there will be an active secondary market.

CERTAIN RISKS AND CONSIDERATIONS

Purchasing the notes involves a number of risks. It is suggested that prospective investors reach a purchase decision only after careful consideration with their financial, legal, accounting, tax and other advisors regarding the suitability of the notes in light of their particular circumstances. See "Risk Factors" in the accompanying Free Writing Prospectus, Product Supplement and Prospectus Supplement for a discussion of risks, which include:

- Partial Principal protection only applies if the notes are held to maturity.
- Partial Principal protection is provided by HSBC USA Inc. and therefore, is dependent on the ability of HSBC USA Inc. to satisfy its obligations as they come due.
- There may not be an active secondary trading market in the notes and notes should be viewed as long term instruments.
- Return on the notes is linked to the performance of an equity index and may be positive or negative.
- Return on the notes does not necessarily reflect the full performance of the reference asset and movements in the index level may affect whether or not you receive a return in excess of a minimum guaranteed return equal to the 10% buffer amount.
- Your yield may be less than that of a standard debt security of comparable maturity.
- You will not receive any periodic interest payments on the notes.
- An investment in the notes is subject to risks associated with the U.S. markets.
- There may be little or no secondary market for the notes—the notes will not be listed or displayed on any securities exchange.
- The notes are subject to significant risks not associated with conventional fixed rate or floating rate debt securities.
- These notes are not bank deposits and are not insured by the FDIC or any other U.S. federal or state government agency.

This Free Writing Prospectus relates to one note offering linked to the reference asset identified on the cover page. We reserve the right to withdraw, cancel or modify any offering and to reject orders in whole or in part. Although the note offering relates only to the reference asset identified on the cover page, you should not construe that fact as a recommendation of the merits of acquiring an investment linked to the reference asset or as to the suitability of an investment in the notes.

You should read this document together with the Prospectus dated April 2, 2009, the Prospectus Supplement dated April 3, 2009, the Product Supplement dated April 3, 2009 and the Free Writing Prospectus dated April 7, 2009. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page S-3 of the Prospectus Supplement and page PS-4 of the Product Supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes. As used herein, references to "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a Prospectus, Prospectus Supplement and Product Supplement) and a second Free Writing Prospectus with the Securities and Exchange Commission for the offering to which this Free Writing Prospectus relates. Before you invest, you should read the Prospectus, the Prospectus Supplement, the Product Supplement and the other Free Writing Prospectus for more complete information about the issuer and this offering. You may get these items for free by visiting EDGAR on the SEC website at www.sec.gov Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the Prospectus, Prospectus Supplement, Pricing Supplement or Free Writing Prospectus if you request it by calling toll free, 1-888-800-4722.
You may also obtain:

- the Prospectus at www.sec.gov/Archives/edgar/data/83246/000104746909003736/0001047469-09-003736-index.htm
- the Prospectus Supplement at www.sec.gov/Archives/edgar/data/83246/000114420409018777/v145333_424b2.htm
- the Product Supplement at www.sec.gov/Archives/edgar/data/83246/000114420409018832/v145346_424b2.htm
- the Free Writing Prospectus at www.sec.gov/Archives/edgar/data/83246/000114420409019215/v145507_fwp.htm

We are using this Free Writing Prospectus to solicit from you an offer to purchase the notes. You may revoke your offer to purchase the notes at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any material changes to the terms of the notes, we will notify you.